UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-039700 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WOODLANDS SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10655 SIX PINES DR, SUITE 100
(No. and Street)

| THE WOODLANDS | TX | 77380 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MORRIS MONROE | 281-367-2483 | Mmonroe@woodlandssecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HARPER & PEARSON COMPANY, P.C
(Name – if individual, state last, first, and middle name)

| ONE RIVERWAY, SUITE 1900 | HOUSTON | TEXAS | 77056 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/14/2003 | 431 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MORRIS MONROE _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WOODLANDS SECURITIES CORPORATION _____ , as of **3/31** _____ , 2 **023** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
PRESIDENT

_____
Notary Public



GLORIA SEDITA
Notary Public, State of Texas
Comm. Expires 08-05-2025
Notary ID 2401582

## This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**WOODLANDS SECURITIES CORPORATION**

**FINANCIAL STATEMENTS**

**MARCH 31, 2023**

CONTENTS



HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Woodlands Securities Corporation

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Woodlands Securities Corporation as of March 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Woodlands Securities Corporation as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Woodlands Securities Corporation's management. Our responsibility is to express an opinion on Woodlands Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Woodlands Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Woodlands Securities Corporation's financial statements. The supplemental information is the responsibility of Woodlands Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

We have served as Woodlands Securities Corporation's auditor since 2009.
Houston, Texas
May 24, 2023

2

harperpearson.com

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 334,823 |
| Deposits with clearing organization | | 6,100 |
| Receivables for commissions and fees | | 22,737 |
| Furniture, fixtures and equipment, net | | |
| of accumulated depreciation of $43,181 | | - |
| | | |
| **TOTAL ASSETS** | $ | 363,660 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

### LIABILITIES

| | | |
|---|---|---:|
| Accounts payable and other liabilities | $ | 3,606 |
| Commissions payable | | 13,100 |
| | | |
| **TOTAL LIABILITIES** | | 16,706 |

### STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Common stock, $1 par value, 100,000 shares | | |
| authorized and 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 6,107 |
| Retained earnings | | 339,847 |
| | | |
| **TOTAL STOCKHOLDER'S EQUITY** | | 346,954 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 363,660 |

The accompanying notes are an integral part of the financial statements.

| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions and fees | $ | 565,377 |
| Interest and dividends | | 47,728 |
| Office and administrative services income | | 1,047,194 |
| Other income | | 19,686 |
| | | |
| TOTAL REVENUE | | 1,679,985 |
| | | |
| **EXPENSES** | | |
| Employee compensation and benefits | | 1,237,648 |
| Clearance fees | | 9,665 |
| Commission expense | | 284,674 |
| Communications and data processing | | 41,314 |
| Consulting expense | | 7,425 |
| General and administrative | | 83,156 |
| | | |
| TOTAL EXPENSES | | 1,663,882 |
| | | |
| NET INCOME BEFORE INCOME TAX | | 16,103 |
| Federal Income Tax | | (2,722) |
| | | |
| NET INCOME | $ | 13,381 |

The accompanying notes are an integral part of the financial statements.

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, March 31, 2022 | $ 1,000 | $ 6,107 | $ 326,466 | $ 333,573 |
| Net Income | - | - | 13,381 | 13,381 |
| Balance, March 31, 2023 | $ 1,000 | $ 6,107 | $ 339,847 | $ 346,954 |

The accompanying notes are an integral part of the financial statements.

5

CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income $ 13,381
    Changes in operating assets and liabilities:
      Receivables for commissions and fees 12,251
      Prepaid expenses and other receivables 12,358
      Accounts payable and other liabilities (12,902)
      Commissions payable (12,002)
        Net cash provided by operating activities 13,086

CASH FLOWS FROM INVESTING ACTIVITIES
    Collection on notes receivable shareholder 52,970

NET CHANGE IN CASH AND CASH EQUIVALENTS 66,056

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 268,767

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 334,823

The accompanying notes are an integral part of the financial statements.

NOTE A      BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Woodlands Securities Corporation ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in the Woodlands, Texas and was incorporated under the laws of the State of Texas on April 26, 1988. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (k)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue and Expenses - Commissions on Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis.  Total commissions revenue for 2023 was approximately $565,000. Included in that amount were related party commissions of approximately $147,000 (See Note F). 12b-1 fee revenue and expenses related to securities transactions executed but not yet settled as of March 31 are not considered by management to be material to the Company's financial statements.

Income Taxes - The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Texas margin tax is accrued and included as a component of general and administrative expenses. Texas margin tax was $1,839 for the year ended March 31, 2023.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of March 31, 2023, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the fiscal year 2020 forward (with limited exceptions).  Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

NOTE B    DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2023, Woodlands Securities Corporation has an agreement with Hilltop Securities, Inc., a clearing organization, whereby the organization performs clearing functions for securities transactions with customers and broker dealers.  Related to these transactions, the Company is required to maintain cash on deposit in a clearing account with $6,100. Hilltop Securities, Inc. is located in Dallas, Texas and is a member of FINRA, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and is registered with the SEC. According to the Clearing Agreement between Hilltop Securities, Inc. and the Company, Hilltop Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE C    RETIREMENT PLAN

The Company provides employees the opportunity to enroll in a Simple IRA plan for retirement. The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (70 1/2) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $17,754 to the participating employees' Simple IRAs during the year ended March 31, 2023.

NOTE D    NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2023, the Company had net capital of $339,231 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at March 31, 2023. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE E    CONCENTRATIONS AND CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables for commissions and fees and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions.

Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

NOTE E        CONCENTRATIONS AND CREDIT RISK (CONTINUED)

Generally, no collateral or other security is required to support receivables for commissions and fees. There was no allowance for doubtful accounts at March 31, 2023 as management believes all amounts are collectible. For the year ended March 31, 2023, revenue received from related parties represented 71% of the Company's total revenue (See Note F).

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include financial institutions and individuals. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument.

NOTE F        RELATED PARTY TRANSACTIONS

The Company is affiliated with Woodlands Asset Management, Inc. (WAMI), Woodlands Financial Services, Inc. (WFSI) and MLM Consulting LLC through common ownership. The Company has an office and administrative services agreement with WAMI to provide certain expense sharing and administrative functions for the benefit of WAMI. In 2023, the Company received $1,047,194 in office and administrative services income from WAMI for services provided. The Company also received commissions of $147,370 from WFSI for private offerings and $4,800 for reimbursement of expenses which is included in other income. The Company paid MLM Consulting LLC $7,000 in consulting expense during the year ended March 31, 2023. WAMI sold company assets during 2022. Consequently, certain administrative functions were transferred from the Company to other entities resulting in a reduction in revenues from the administrative services agreement.

A note receivable from the stockholder in the amount of $52,970 was collected during the year ended March 31, 2023.

NOTE G        COMMITMENTS AND CONTINGENCIES:

As of March 31, 2023, the Company did not have any outstanding commitments or contingencies, guarantees or related obligations, or claims or assessments that were required to be disclosed.

NOTE H        SUBSEQUENT EVENT

The Company has evaluated subsequent events through May 24, 2023, the date the financial statements were available to be issued.

During May 2023, FINRA granted the continuing membership application of the Company which seeks approval for a direct ownership change for the sale of 100% of the common stock. As there are no changes to the Company's existing management, business operation of supervisory systems, there will be no amendment to the Company's current Membership Agreement.

No other subsequent event occurred, which require adjustment or disclosure to the financial statements as of March 31, 2023.

**SCHEDULE I**

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**MARCH 31, 2023**

| | |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity qualified for net capital | $ 346,954 |
| Total capital and allowable subordinated liabilities | 346,954 |
| Deductions and/or charges | |
| Nonallowable assets: | (7,259) |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | 339,695 |
| Haircuts on securities | (464) |
| Net capital | $ 339,231 |
| COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 1,114 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Excess net capital | $ 334,231 |
| Ratio: Aggregate indebtedness to net capital | .05 to 1 |

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2023, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

**WOODLANDS SECURITIES CORPORATION**
**SCHEDULE II**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES**
**UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**MARCH 31, 2023**

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See report of independent registered public accounting firm.


## Woodlands Securities Corporation's Exemption Report

**Woodlands Securities Corporation** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").  This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).  To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

**Woodlands Securities Corporation**

I, Morris Monroe, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Morris Monroe, President

May 24, 2023



HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Partners of
Woodlands Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Woodlands Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Woodlands Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions) and (2) Woodlands Securities Corporation stated that Woodlands Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Woodlands Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodlands Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
May 24, 2023

**SIPC-7**
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

**General Assessment Reconciliation**

For the fiscal year ended 03/31/2023

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**
(36-REV 12/18)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

39700
WOODLANDS SECURITIES CORPORATION
10655 SIX PINES DR STE 100
THE WOODLANDS, TX 77380

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rehan Merchant 281-367-2483

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $433 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 10/26/2022 Date Paid | ( 361 ) |
| C. | Less prior overpayment applied | ( 72 ) |
| D. | Assessment balance due or (overpayment) | |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $72 |

G. **PAYMENT:** √ the box
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $__________

H. Overpayment carried forward $( __________ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WOODLANDS SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 25 day of April, 20 23.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01 /2022
and ending 03/31/2023

**Eliminate cents**

**Item No.**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$1,679,985

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

307,406

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

9,665

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

## See Schedule

1,070,956

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $ 3,311

Enter the greater of line (i) or (ii)

3,311

Total deductions

1,391,338

2d. SIPC Net Operating Revenues

$ 288,647

2e. General Assessment @ .0015

$ 433

(to page 1, line 2.A.)

**HARPER** | **PEARSON**

One Riverway Drive, Ste. 1900
Houston, Texas 77056
**Office** 713.622.2310
**Fax** 713.622.5613

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Partners of
Woodlands Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2023. Management of Woodlands Securities Corporation is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Woodlands Securities Corporation has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Woodlands Securities Corporation's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended March 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

harperpearson.com



We were engaged by Woodlands Securities Corporation to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Woodlands Securities Corporation's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Woodlands Securities Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Woodlands Securities Corporation and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
May 24, 2023